

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2017

Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

> **Re: Chanticleer Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2017**
> **File No. 001-35570**

Dear Mr. Pruitt:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that the order and numbering of the proposals in the letter to stockholders does not correspond to the table of contents or to the disclosure in your preliminary proxy statement. For example, in the letter to stockholders, the second proposal addresses a vote regarding a reverse stock split, and, on page 19 of the preliminary proxy statement, "Proposal 2" addresses an advisory vote regarding the compensation of your named executive officers. Please revise so that the order and numbering of the proposals is consistent throughout.

2. Please include a copy of the preliminary proxy card with your next amendment.

Proposal 2: Approval of a Possible 1-For-2 Reverse Split, page 14

3. Please revise the heading of the second proposal in your preliminary proxy statement on page 14 so that it reflects the exchange ratio ranging from one-for-two to one-for-ten.

4. Please revise to quantify the number of unissued authorized shares as a result of the reverse stock split under the one-for-two and one-for-ten scenarios.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Ruba Qashu
        Libertas Law Group